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                                                                 EXHIBIT (A)(12)

                     NATIONAL TELEPHONE COMPANY OF VENEZUELA

            Subscribed and Paid-in Capital Bolivars 34,172,466,977.34

                                Notice of Meeting

Pursuant to Articles 6 and 9 of the Company's Bylaws, the Shareholders of Compania Nacional Telefonos de Venezuela (CANTV) are hereby notified of an Extraordinary Shareholders Meeting to be held on October 24, 2001, at 3:00 p.m., at the Avila Hotel, Terrazas Mirador Room, Washington Av., San Bernardino, Caracas.

The agenda will consist of the following:

1. To consider and resolve on the declaration and payment of an extraordinary dividend that the Board of Directors will submit to the shareholders' consideration.

2. To consider and resolve on the Third Share Repurchase Program that the Board of Directors will submit to the shareholders' consideration, and to delegate to the Board of Directors all the decisions related to the execution of such program.

Note:

Any shareholder who is unable or unwilling to attend the meeting in person may be represented by a proxy appointing the person who shall represent such shareholder. A form of proxy can be obtained at the offices of the Secretary of the Board of Directors and, once granted, must be returned to the same office 48 hours before the meeting.

The shareholders are hereby informed that the proposal for the Third Share Repurchase Program that the Board of Director will submit to the shareholders' consideration and the proposal on the declaration and payment of an extraordinary dividend may be obtained on the date and time that will be publicly announced by the Company at the Secretay of the Company, located at the following address: CANTV, NEA Building, First Floor, Libertador Avenue, Caracas.

Caracas, October 8, 2001
The Board of Directors

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